FY 2024 Earnings Presentation 1

MICHEL BROUSSET MANUEL MANFREDI CO-FOUNDER & CEO CHIEF FINANCIAL OFFICER 2

DISCLAIMER Cautionary Statement Regarding Forward-Looking Statements All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: Waldencast’s outlook and guidance for 2025; our ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; our long-term strategy and future operations or operating results; expectations with respect to our industry and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weakness and the timing of remediation and resolution of associated investigations; (ii) our ability to recognize the anticipated benefits from any acquired business, including the Business Combination; (iii) our ability to successfully implement our management’s plans and strategies; (iv) the overall economic and market conditions, sales forecasts and other information about our possible or assumed future results of operations or our performance; (v) the general impact of geopolitical events, including the impact of current wars, conflicts or other hostilities; (vi) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of our Board of Directors’ review further described in our annual report filed on Form 20-F for the year ended December 31, 2022, (vii) our ability to manage expenses, our liquidity and our investments in working capital; (viii) any failure to obtain governmental and regulatory approvals related to our business and products; (ix) the impact of any international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations; (x) our ability to raise additional capital or complete desired acquisitions; (xi) our ability to comply with financial covenants imposed by the new 2025 credit agreement we entered into referenced in the section entitled "New Credit Facility" above and the impact of debt service obligations and restricted debt covenants; (xii) volatility of Waldencast’s securities due to a variety of factors, including Waldencast’s inability to implement its business plans or meet or exceed its financial projections and changes; (xiii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; (xiv) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (xv) any shifts in the preferences of consumers as to where and how they shop; (xvi) the impact of any unfavorable publicity on our business or products; (xvii) changes in future exchange or interest rates or credit ratings; (xviii) changes in, and uncertainty with respect to, laws, regulations, and policies, including as a result of the change in the U.S. administration; and (xix) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2023 20-F (File No. 01-40207), filed with the SEC on April 30, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward- looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Non-GAAP Financial Measures In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP. Please refer to the definitions set out below and the tables included in the Appendix for a reconciliation of these metrics to the most directly comparable GAAP financial measures. Comparable Net Revenue is defined as Net Revenue excluding sales related to the former Obagi Medical China business (the “Obagi Medical China Business”), which was not acquired by Waldencast at the time of the business combination with Obagi Medical and Milk Makeup (the “Business Combination”) as was presented in previous earnings releases. The sales to the Obagi Medical China Business have a below market sales price for a defined period of time after the acquisition of Obagi Medical pursuant to the Business Combination. As a result of the Business Combination, a below market contract liability was recognized and is amortized based on sales. This adjustment is shown in the Adjusted EBITDA reconciliation. Management of the Company believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business. See reconciliation to U.S. GAAP Net Revenue in the Appendix. Comparable Net Revenue Growth is defined as the growth in Comparable Net Revenue period over period expressed as a percentage. Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, discontinued product write-off, and the amortization of the fair value of the related party liability from the Obagi Medical China Business. The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue. Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization and release of fair value of the related party liability to the Obagi Medical China Business, change in fair value of financial instruments, loss on impairment of goodwill and leases, and foreign currency translation loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation, and the Business Combination; (2) costs to recover and the value of the inventory recovered from the acquisition of the SA distributor, and the associated discontinued products; and (3) other non- recurring costs, primarily legal settlement costs and restructuring costs. The Adjusted EBITDA by Segment for each period is included in the Appendix. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix. Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of December 31, 2024. 3

CONTINUED RESILIENCE OF THE BEAUTY INDUSTRY 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 7% 6% 6% 6% 0% -19% 30% 15% 14% 7% Prestige Beauty 1Circana, U.S. Prestige Beauty Total Measured Market and OmniMarket All Outlets. 22024 Kline Professional Skincare: United States Market Analysis and Opportunities. 4 +7% FY 2024 PRESTIGE BEAUTY 1 +5% FY 2024 PRESTIGE MAKEUP 1 +2% FY 2024 PRESTIGE SKINCARE 1 +8% FY 2024 PROFESSIONAL SKINCARE 2

Our ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring, accelerating, and scaling the next generation of high-growth, purpose-driven brands 5

LEADING BRANDS OUTPERFORMING THE MARKET Anchored in high customer affinity and strong brand equity Cult-favorite makeup brand with a diverse community due to its cultural relevance and iconic products Clinically-proven medical-grade skincare products that provide targeted solutions for top skin concerns 1 Sephora Management Data. 2 Circana, U.S. Prestige Beauty Total Measured Market and OmniMarket All Outlets FY 2024, dollar adjusted for 53rd week in January 2024. Based on North America U.S. GAAP Net Revenue Growth. 3 Independent Industry Sources, USA (2023) *Q – Which professional skin care brand are you most likely to recommend to your patients for at-home use for each skin condition? (N=262). 4 2024 Kline Professional Skincare: United States Market Analysis and Opportunities. 6 #2 Sephora US CLEAN MAKEUP BRAND 1 #1 Pigmentation. Fine Lines & Wrinkles. Sagging Skin. U.S. PHYSICIAN RECOMMENDED 3 x5 MARKET OVERPERFORMANCE 2 #1 FASTEST-GROWING TOP 10 BRAND 4 U.S. Professional Skin Care 2024

ALGORITHM FOR LONG-TERM SUCCESS Flywheel Effect Drive Gross Margin Through Operational Efficiency Acquire Structurally Attractive Indie Brands Leverage Superlative Gross Margin Profile Reinvest in High ROI Sales & Marketing Leverage G&A Built-to- Scale across Platform Best-in-Class Topline Growth Top-tier revenue growth and gross profit reinvested in efficient sales & marketing create the Waldencast flywheel effect 7

STRUCTURALLY POSITIONED TO DELIVER SUPERIOR ECONOMICS Sustained high growth, strong gross margins, and continued brand investment driving topline growth today will create meaningful operating leverage as the platform scales 8 Average Top 3 Best- in-Class 28% 8% 16% Average Top 3 Best- in-Class 74% 70% 75% Average Top 3 Best- in-Class 15% 19% 23% REVENUE GROWTH ADJ. GROSS MARGIN ADJ. EBITDA MARGIN 3.5x better than average ~430bps better than average Continued investment in brands’ growth 2 31 Note: Companies include: COTY, BEI-DE, ELF, EL, ITP-FR, OR-FR, PUIG-ES, SSDOY; represents Full Year 2024 figures per S&P Capital IQ. Company figures reflect Full Year 2024. 1 Based on Comparable Net Revenue Growth, refer to page 3 for definitions of non-GAAP financial measures. U.S. GAAP Net Revenue growth of 25.5% during the same period. Top 3 Best-in-Class includes ELF, PUIG-ES, and ITP-FR. 2 Refer to page 3 for definitions of non-GAAP financial measures. Top 3 Best-in-Class includes SSDOY, PUIG-ES, and OR-FR. 3 Refer to page 3 for definitions of non-GAAP financial measures. Top 3 Best-in-Class includes OR-FR, ITP-FR, and ELF.

WHERE WE ARE WHERE WE ARE HEADED Categories Geographies Channels Price Points 9 US APAC Europe LATAM Skin Color Hair Body Wellness Fragrance Professional Specialty Online Food / Drug / Mass Prestige Masstige Mass

COMBINED FINANCIAL PROFILE: Q4 2024 NET REVENUE $72.1M +29.4% 1 ADJ. GROSS PROFIT $52.6M 2 73.0% 3 ADJ. EBITDA $11.2M 15.5% 5 4 COMPARABLE GROWTH 1 Based on Comparable Net Revenue Growth, refer to page 3 for definitions of non-GAAP financial measures. U.S. GAAP Net Revenue growth of 30.8% during the same period. 2 Gross Profit of $49.5M adjusted for reconciling items, refer to the Appendix page 48. 3 Refer to page 3 for definitions of non- GAAP financial measures. 4Net Loss of $22.6M adjusted for non-recurring add-backs, refer to the Appendix page 50. 5 Refer to page 3 for definitions of non-GAAP financial measures. 10

COMBINED FINANCIAL PROFILE: FY 2024 NET REVENUE $273.9M +27.5% 1 ADJ. GROSS PROFIT $203.6M 2 74.3% 3 ADJ. EBITDA $40.3M 14.7% 5 4 COMPARABLE GROWTH 1 Based on Comparable Net Revenue Growth, refer to page 3 for definitions of non-GAAP financial measures. U.S. GAAP Net Revenue growth of 25.5% during the same period. 2 Gross Profit of $191.7M adjusted for reconciling items, refer to the Appendix page 48. 3 Refer to page 3 for definitions of non-GAAP financial measures. 4Net Loss of $48.6M adjusted for non-recurring add-backs, refer to the Appendix page 50. 5 Refer to page 3 for definitions of non-GAAP financial measures. 11

ADJUSTED FREE CASH FLOW: FY 2024 12 1 Net Loss of $48.6M adjusted for non-recurring add-backs, refer to the Appendix page 50. 2 Cash flows generated by the Group from core operations, including sales, operating expenses and working capital, before cash payments related to non-recurring expenses, servicing debt facilities, and Revolving Credit Facility draw downs. 3 Defined as Adjusted Free Cash Flow divided by Adjusted EBITDA. 4 Non-recurring payments include legal settlements and non-recurring legal and advisory costs associated with the FY2022 restatement and regulatory investigation. 5 Please refer to the Appendix page 52 for a reconciliation of this measure. WORKING CAPITAL + CAPITAL EXPENDITURES$(8.5)M $40.3M ADJUSTED EBITDA1 $31.7M ADJUSTED FREE CASH FLOW2 $(6.2)M CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH5 NON-RECURRING PAYMENTS4$(28.4)M DEBT SERVICING & MOVEMENTS$(9.5)M 2024 $25.5M $21.3M 19.7% $53.1M $55.7M (4.7)% 2023 YoY ACCOUNTS RECEIVABLE INVENTORY 78.8% ADJ. FREE CASH FLOW CONVERSION3

LIQUIDITY & SHARES OUTSTANDING $14.8M As of December 31, 2024 As of February 28, 2025 Net Debt1 Ordinary Shares Outstanding Class A Ordinary Shares Outstanding Class B Ordinary Shares Outstanding$154.2M 122.7M 112.1M 10.7M Cash & Cash Equivalents Undrawn Commitment Under Revolving Credit Facility$30.0M 1 Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of December 31, 2024. Refer to Appendix page 53. 2 As of December 31, 2024, we had 122,692,968 ordinary shares outstanding, consisting of 112,026,440 Class A shares and 10,666,528 Class B shares. 2 13

SUCCESSFUL COMPLETION OF DEBT REFINANCING 14 TERM LOAN $175M REVOLVING CREDIT FACILITY $30M CREDIT FACILITY MATURITY MARCH 2030

FY 2025 OUTLOOK 15 FY 2025 NET REVENUE GROWTH MID TEENS MID TO HIGH TEENS Q1 2025 Net revenue growth is expected to accelerate throughout the year, starting with relatively flat growth in Q1 due to the anniversary of the highly successful Milk Makeup “Jellies” launch from Q1 2024, as well as inventory adjustments in some of our retail partners ADJ. EBITDA MARGIN

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POISED FOR LONG-TERM PROFITABLE GROWTH WHERE WE ARE WHERE WE ARE HEADED Strong alignment of management incentives to long-term value creation through operational and capital allocation excellence Expertise in managing global beauty brands at scale Asset-light, nimble, and efficient vs. slow, inflexible, and costly traditional structures Operational scale of a multi-brand platform Balanced portfolio in structurally attractive segments of the category BETTER THAN AVERAGE 3.5x BEST-IN-CLASS REVENUE GROWTH1 BETTER THAN AVERAGE 430bps ADJ. GROSS MARGIN2 x5 MARKET OVERPERFORMANCE 3 #1 FASTEST-GROWING TOP 10 BRAND 4 U.S. Professional Skin Care 2024 1 Companies include: COTY, BEI-DE, ELF, EL, ITP-FR, OR-FR, PUIG-ES, SSDOY; represents Full Year 2024 figures per S&P Capital IQ. Company figures reflect Full Year 2024. Based on Comparable Net Revenue Growth, refer to page 3 for definitions of non-GAAP financial measures. 2 Refer to page 3 for definitions of non-GAAP financial measures. 3 Circana, U.S. Prestige Beauty Total Measured Market and OmniMarket All Outlets FY 2024, dollar adjusted for 53rd week in January 2024. Based on North America U.S. GAAP Net Revenue Growth. 4 2024 Kline Professional Skincare: United States Market Analysis and Opportunities. 43

APPENDIX 44

Q4 2024 HIGHLIGHTS 45

FY 2024 HIGHLIGHTS 46

GROUP COMPARABLE NET REVENUE GROWTH 47

GROUP ADJUSTED GROSS PROFIT 1 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination. 2 Relates to the amortization of the inventory fair value step-up as a result of the Business Combination. 3 Relates to the advanced purchase of specific products for the market in Vietnam sold through the SA distributor that became obsolete when the contract was terminated. 4 The Supply Agreement and Formulations intangible assets are amortized to cost of goods sold. 48

BRANDS ADJUSTED GROSS PROFIT 49

GROUP ADJUSTED EBITDA 1 Includes mainly legal, advisory and consultant fees related to the financial restatement 2020-2022 periods and associated regulatory investigation, and the Business Combination. 2 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination. 3 Other costs include legal settlements, foreign currency translation losses, product discontinuation costs related to advanced purchases for the SA Distributor, the write-down and subsequent recovery of inventory from the SA Distributor, restructuring costs, amortization of the fair value step-up as a result of the business combination, lease impairments, restructuring and contract termination fees. 50

BRANDS ADJUSTED EBITDA 51

ADJUSTED FREE CASH FLOW 52 1 Total adjustments for Adjusted EBITDA, refer to page 50 for further details. 2 Includes mainly legal, advisory and consultant fees related to the financial restatement 2020-2022 periods and associated regulatory investigation, and the Business Combination.

NET DEBT POSITION 53